Exhibit 21.1

List of Subsidiaries

Omega Commercial Finance Corporation’s (OCFN) subsidiaries from - Past to Present:

1.

Omega Capital Funding LLC converted to Omega Commercial Finance the Limited Liability Company - PAST  (please do not get confused with the OCFN)

2.

Then in 2009 Omega Commercial Finance Limited Liability Company was CLOSED – PAST

3.

Omega Factoring LLC – PRESENT

4.

CCRE Capital LLC – PRESENT

Bio of  Jon S. Cummings IV- Please see previous filings